Exhibit 99.4

 This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

 It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.

Publicly-held company

CNPJ No. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE EXTRAORDINARY GENERAL MEETING ORIGINALLY

CONVENED FOR 18.06.2025 AND POSTPONED TO 05.08.2025

(Drawn up in the form of a summary, as provided for in article 130, § 1, of Law No. 6,404, of December 15, 1976)

1.                Date, Time and Place: Held on August 5, 2025, at 11:00 am, exclusively remotely, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 ("Brazilian Corporation Law.") c/c article 5, paragraph 2, item I, of CVM Resolution No. 81/2022 ("CVM Resolution 81"), having been considered to have been carried out, for all legal purposes, at the headquarters of BRF S.A. ("BRF" or "Company"), in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, as provided for in article 5, paragraph 3, of CVM Resolution 81.

2.                Call and Publications: The Meeting was convened in accordance with the notice published in the Valor Econômico newspaper, on July 15, 16 and 17, 2025 (pages C5, A7 and B5, respectively), in compliance with the provisions of article 124 c/c article 289 of the Brazilian Corporation Law, as amended by Law No. 13,818/2019. The documents and information relating to the Agenda, pursuant to CVM Resolution No. 81/2022 and CVM Resolution No. 80/2022, were previously made available to shareholders at the Company's headquarters and on the websites of the Brazilian Securities and Exchange Commission ("CVM") through the Empresas.Net System (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (https://ri.brf-global.com/), including the Manual for Participation and the Company's Management Proposal for this Meeting, containing, among other documents, the full versions, without redactions, of the presentations prepared by Citigroup and JP Morgan, financial advisors, respectively, of BRF and Marfrig Global Foods S.A. ("MGF" and, together with BRF, "Companies"), which were used by the Independent Committees of the Companies in the negotiation of the exchange ratio of the Merger of Shares (as defined below). The reading of the documents related to the Agenda was waived, since these documents were previously made available to shareholders.

3.                Attendance: The meeting was convened with the presence of shareholders representing 90.40% of the Company's voting capital stock, as verified in the consolidated voting maps prepared by the Company, pursuant to Article 46-C, items I and II, of CVM Resolution 81, and in the records of the electronic remote participation system made available by the Company, pursuant to Article 47 of the Resolution CVM 81. Thus, the existence of a legal quorum for the holding of the General Meeting was verified. Also present: (i) the member of the Board of Directors and Coordinator of the Company's Audit and Integrity Committee and of the Special Independent Committee constituted in the Company, Mr. Augusto Marques da Cruz Filho; (ii) the Chief Financial and Investor Relations Officer, Mr. Fabio Luis Mendes Mariano; (iii) Vice President of Legal Brazil, Tax, People and Compliance, Mr. Heraldo Geres; (iv) the Vice President of M&A, International Legal, Government Relations, Sustainability and Governance, Mr. Bruno Machado Ferla; (v) the member of the Fiscal Council, Mr. Ricardo Florence dos Santos; (vi) the representative of the ADR depositary bank, Mr. Cristiano Marques de Godoy; (vii) the representative of Apsis Consultoria Empresarial Ltda., Mr. Miguel Côrtes Carneiro Monteiro; and (viii) the representatives of Grant Thornton Auditores Independentes Ltda., Messrs. Octávio Zampirollo and André Barbosa.

4.                Chair and Secretary: Chairman: Mr. Augusto Marques da Cruz Filho; Secretary: Mr. Francisco Antunes Maciel Müssnich, professionally known as Chico Müssnich.

5.                Considerations on the matters on the Agenda: The EGM had originally been convened for June 18, 2025 and was later postponed to July 14, 2005. However, on June 17, 2025 and July 11, 2005, the CVM Board, when analyzing certain requests for interruption and postponement of the EGM, requested the availability of certain additional information used by the Independent Committees of the Companies (as defined below), granting requests for postponement of the EGM for a period of twenty-one (21) days from the respective availability of such information. Thus, the EGM was postponed to be held on August 5, 2025. The EGM was called in the context of the merger, by MGF, of all the shares issued by BRF, not held by MGF on the Closing Date (as defined below), in exchange for the delivery to BRF's shareholders (with the exception of MGF) of common shares issued by MGF, in accordance with the exchange ratio provided for in the Plan of Merger (as defined below), with the consequent transfer of BRF's shareholder base to MGF, in accordance with article 252 of the Brazilian Corporation Law ("Merger of Shares"). Upon completion of the Merger of Shares, BRF will become a wholly-owned subsidiary of MGF. The terms and conditions applicable to the Merger of Shares were agreed upon in the "Plan of Merger for the Merger of BRF S.A. shares into Marfrig Global Foods S.A.", entered into between the Company and MGF on May 15, 2025, as amended and consolidated by means of the "First Amendment to the Plan of Merger for the Merger of the Shares Issued by BRF S.A. by Marfrig Global Foods S.A.", entered into between the Companies on May 26, 2025 ("Plan of Merger"). The resolution proposals described in the items of the Agenda indicated below are interdependent legal transactions, and the premise is that each of the stages is not effective, individually, without the others also having it and being, in their entirety, implemented.

6.                Agenda: (i) To approve the Plan of Merger, which establishes the terms and conditions of the Merger of Shares, as provided for in Article 252 of the Brazilian Corporation Law; (ii) approve the Merger of Shares, the effectiveness of which will be conditioned upon the verification (or waiver, as applicable) of the Conditions Precedent (as defined in the Plan of Merger) and the advent of the date on which the Merger will be considered consummated, in accordance with the Plan of Merger (“Closing Date”); (iii) ratify the appointment of the specialized company Apsis Consultoria Empresarial Ltda., registered with the CNPJ/MF under no. 08.681.365/0001-30 and CRC/RJ under no. 005112/O-9, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, no. 62, 6th floor, Centro, CEP 20021-290, (“Appraisal Company”), as responsible for preparing (a) the appraisal report, at market value, of the shares issued by BRF to be incorporated by MGF, within the scope of the Merger (“Merger Appraisal Report”); and (b) the appraisal report containing the calculation of the exchange ratio of the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both assets being appraised according to the same criteria and on December 31, 2024, at market prices, pursuant to article 264 of the Brazilian Corporations Law (“264 Appraisal Report”); (iv) to approve the Merger Appraisal Report; (v) to approve 264 Appraisal Report; and (vi) authorize the Company's managers to perform all acts necessary for the consummation of the Merger of Shares, including, without limitation, the subscription of the common shares to be issued by MGF on behalf of BRF's shareholders (with the exception of MGF) on the date of consummation of the Merger of Shares, pursuant to Article 252, Paragraph 2, of the Brazilian Corporation Law.

7.                Preliminary Procedures: Before starting the proceedings, the Secretary of the Meeting provided clarifications on the operation of the electronic participation system made available by the Company and the form of manifestation of the shareholders at the Meeting, as well as informed that (i) the proceedings of the Meeting would be recorded, and the copy of such recording will be filed at the Company's headquarters; (ii) any new documents presented during the Meeting, which have not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for participation in the Meeting allowed shareholders to express their views on the topics on the agenda and to communicate with each other and with the Board. The Secretary also questioned whether any of the shareholders present had submitted a manifestation of vote by sending a remote voting ballot and wished to modify their vote at this Meeting, so that the guidelines received through the remote voting ballot were disregarded, as provided for in article 28, paragraph 2, item II, of CVM Resolution 81. Finally, the shareholders waived the need to read the consolidated synthetic Voting Map, containing the information from the voting maps provided by the bookkeeping agent, the central depositary and the Company itself, and the Secretary informed that all shareholders could have access to said Voting Map during the Meeting.

7.       Deliberations: After examining and discussing the matters contained in the Agenda, the shareholders present resolved as follows:

7.1.       Initially, it was approved, by unanimity of the votes of the shareholders present, the drafting of the minutes of this Meeting in the form of a summary of the facts that occurred, containing the transcription only of the resolutions taken, and its publication with the omission of the signatures of the shareholders, as provided for in paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

7.2.       It has been approved by majority of votes of the shareholders present, with 1,135,419,125 votes in favor, 100,869,134 votes against and 212,045,297 abstentions, having verified the quorum for approval provided for in article 252, paragraph 2 of the Brazilian Corporation Law, the Plan of Merger, which embodies the terms, clauses and conditions of the Merger of Shares and whose private instrument will be filed at the Company's headquarters.

7.3.       It was approved by majority of votes of the shareholders present, with 1,134,953,695 votes in favor, 101,260,933 votes against and 101,260,933 abstentions, having verified the quorum for approval provided for in article 252, paragraph 2 of the Brazilian Corporation Law, the Merger of Shares, whose effectiveness will be conditioned to the verification (or waiver, as applicable) of the Conditions Precedent and the advent of the Closing Date, in the form of the Plan of Merger.

7.3.1.       It was stated that, as established in Clause 8.2 of the Plan of Merger, the Closing Date (which is the date on which the Merger of Shares will, for all intents and purposes, be considered consummated), will be disclosed by the Companies to the market, after all acts and measures necessary for the implementation of the Merger of Shares have been carried out, including, without limitation, the verification or waiver of the Conditions Precedent set out in Clause 8.1 of the Plan of Merger, as applicable.

7.3.2.        It was stated that, in accordance with the provisions of articles 137 and 252, paragraph 2, of the Brazilian Corporation Law, and in line with Clause 6 of the Plan of Merger, shareholders who voted against the Merger of Shares, who abstained from voting or who did not attend the Meeting may exercise the right of withdrawal. The right of withdrawal will be guaranteed to the Company's shareholders who, from the end of the trading session on May 15, 2025 (date of the last trading session prior to the disclosure of the first material fact on the Merger of Shares) until the date of consummation of the Merger of Shares, maintain uninterrupted ownership of the shares issued by the Company, and the shareholders must expressly express their intention to exercise it, if applicable, within thirty (30) days from the date of publication of these minutes.

7.4.       It was approved, by majority of votes of the shareholders present, with 1,134,830,708 votes in favor, 101,266,537 votes against, and 212,236,311 abstentions, the ratification of the appointment of the Appraisal Company, Apsis, responsible for preparing the Merger Appraisal Report and the 264 Appraisal Report.

7.5.        It was approved, by majority of votes of the shareholders present, with 1,134,821,175 votes in favor, 101,238,756 votes against, and 212,273,625 abstentions, the Merger Appraisal Report, containing the market value assessment of the shares issued by BRF to be merged by MGF, within the scope of the Merger of Shares, as of the base date of May 14, 2025, as set forth in Annex 4.2 of the Plan of Merger.

7.6.        It was approved, by majority of votes of the shareholders present, with 1,134,798,191 votes in favor, 101,271,145 votes against, and 212,264,220 abstentions, the 264 Appraisal Report, containing the calculation of the exchange ratio for the shares held by the non-controlling shareholders of BRF, based on the net equity value of the shares of MGF and BRF, with both equity values assessed according to the same criteria and as of December 31, 2024, at market prices, as set forth in Annex 4.5 of the Plan of Merger, for the purposes provided in Article 264 of the Brazilian Corporations Law.

7.7.        It was approved, by majority of votes of the shareholders present, with 1,134,566,273 votes in favor, 101,561,195 votes against, and 212,206,088 abstentions, the authorization for the Company’s management to perform all acts necessary for the consummation of the Merger of Shares, including, without limitation, the subscription of the common shares to be issued by MGF on behalf of the shareholders of BRF (except for MGF itself) on the date of consummation of the Merger of Shares, pursuant to Article 252, § 2, of the Brazilian Corporations Law.

8.       Documents: Pursuant to article 130, paragraph 1, of the Brazilian Corporation Law, written votes were received by the board, initialed by the chairman and the secretary and filed at the Company's headquarters. At the request of the shareholders Marfrig Global Foods S.A., Marcos Antonio Molina dos Santos, MMS Participações Ltda., and MAMS Fundo de Investimento em Ações, it is recorded that all items on the agenda were approved by the majority of the participating non-controlling shareholders.

9.       Closure: There being no further business to discuss and there being no other manifestation, the Meeting was adjourned and these minutes were drawn up, which were signed by the members of the Board. The shareholders who participated in the Meeting through the electronic system made available by the Company had their attendance registered by the members of the Board and will be considered subscribers of these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81. Itajaí (SC), August 5, 2025. Chair and Secretary: Augusto Marques da Cruz Filho – Chairman; Francisco Antunes Maciel Müssnich – Secretary. Management representative: Fabio Luis Mendes Mariano – Chief Financial and Investor Relations Officer; Heraldo Geres Vice President of Legal Brazil, Tax, People and Compliance.

We certify that this is a true copy of the original minutes drawn up in the Book of Minutes of the Company's General Meetings.

Itajaí (SC), August 5, 2025.

/s/ Augusto Marques da Cruz Filho _ Augusto Marques da Cruz Filho Chairman	/s/ Francisco Antunes Maciel Müssnich Francisco Antunes Maciel Müssnich Secretary

Shareholders present:

BRF – Extraordinary General Meeting August 5, 2025

ADR
Representative: Christiano Marques de Godoy (CPF: 000.001.540-78)
Representative of: the Bank of New York ADR Department

ALFM
Representative: Christiano Marques de Godoy (CPF: 000.001.540-78)
Representative of: IT Now Ibovespa B3 Br+ Fundo de Ndice - Responsabilidade Lim; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Artax Multimercado Fundo de Investimento Financeiro Res; Itaú Artax Ultra Multimercado Fundo de Investimento Financei; Itaú Caixa Ações - Fundo de Investimento; Itaú Excelencia Social Ações Fundo de Investimento Sustentav; Itaú Flexprev Smart Ações Brasil Fif RL; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governanca Corporativa Ações Fundo de Investimento; Itaú Ibovespa Ativo Master Fundo de Investimento em Ações; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa Fundo de Investimento Financeiro R; Itaú Index Ações IBrX Fundo de Investimento Financeiro Respo; Itaú Master Global Dinamico Multimercado Fundo de Investimen; e Itaú Previdência IBrX Fundo de Investimento Financeiro em AC

BERNARDO STEINITZ (CPF: 146.086.707-60)

Colorado Ie FIA
Representatives: Maurício Manfredini (CPF: 144.082.808-36); e Ricardo Araujo Rocha (CPF: 020.990.844-08)
Representative of: Fundo de Investimento em Ações Colorado - Investimento no EX

FILIPE MARQUES DIAS (CPF: 117.466.986-16)

LUIZ HENRIQUE DOS SANTOS MENDES (CPF: 368.592.208-48)

MANOEL LEANDRO SEIXAS (CPF: 227.643.991-20)

Marfrig, MAMS, MMS e Marcos Molina
Representatives: Carlos Barbosa Mello (CPF: 000.001.477-05); Maurício Manfredini (CPF: 144.082.808-36); e Ricardo Araujo Rocha (CPF: 020.990.844-08)
Representative of: Mams FIA; Marcos Antonio Molina dos Santos; Marfrig Global Foods S.A; e Mms Participações LTDA

Rangel Advogados

Representatives: Alexandre Costa Rangel (CPF: 000.001.345-22); Eduardo Campelo de Sá Pereira (CPF: 000.002.108-46); e Sofia Grünewald (CPF: 000.002.306-16)
Representative of: Arcl II Fundo de Investimento Financeiro Multimercado; e Nova Almeida Fundo de Investimento Financeiro Multimercado

RENATO SOBRAL PIRES CHAVES (CPF: 764.238.837-34)

Representative of Walter Fontana Filho
Representative: Mateus Boeira Garcia (CPF: 018.134.240-55)

XP

Representatives: Fabio Lobo Faro Macedo (CPF: 487.236.118-04); e João Pedro Baptista Viegas de Oliveira Paes (CPF: 464.442.408-08)
Representative of: Abelman Silva de Souza; Adailton de Brito Gois; Adilson Jose Forte; Adnez Regina Tertuliano da Silva Cassimiro; Adriana de Souza Almeida; Adriana Fontanive; Adriana Torres do Prado; Adriano Vieira de Almeida e Silva; Adson Jose Martins Vale; Afonso Celso Araujo Wolff Sobrinho; Agnaldo Kenedi da Silva; Agnus Aurelio Nascimento do Amaral; Alan Borges da Costa; Alan de Siqueira Gios; Alan Fabricio Capucci de Oliveira; Albertina Maria Melo de Oliveira; Alberto Piovesana Neto; Alcionir Pazatto Almeida; Alejandro Enrique Lareo; Alessandra Cristina Silva; Alessandra Regina Americo da Silva; Alessandro Augusto Bernardes dos Santos; Alessandro Cardoso; Alessandro Carlos da Silva Junior; Alessandro Malinowski dos Santos; Alessandro Ricardo Karam; Alessandro Rossol; Alex Caique Andrade de Oliveira; Alex Eckert; Alex Olguerd Danielewicz Filho; Alexandre Carlos de Lima; Alexandre Damazo Bernardes; Alexandre de Castro Cunha Carvalho; Alexandre de Souza Mistrelo; Alexandre Feustel Baehr; Alexandre Reis Queiroz; Alexandre Zardo; Alfeu Mosquetto Junior; Alice Taira; Alicia Maria Gross Figueiro; Aline Brito Neves Silva; Aline Pertuzati; Alison da Costa Burgos; Almerindo Silva Mota; Altamiro Thadeu Frontino Sobreiro; Amanda Bitencourt Azevedo Demarco; Amanda de Souza Lima; Amanda Santos; Amandio de Sousa Gama; Ana Carolina de Figueiredo; Ana Carolina Ugarte Verduguez Penteado Silva; Ana Clara Dutra Carneiro; Ana Claudia Stringhini; Ana Luiza Peres Rios de Macedo; Ana Maria de Miranda; Anderson Caires Santos; Anderson Cargnin de Carvalho; Anderson Carvalho; Anderson da Aparecida Sousa Belo; Anderson Roberto Wiezel; Andre Braga Pontes Gennari; Andre de Faria Castro; Andre Elias Dall Oglio; Andre Heriberto Morais Nunes; Andre Hideki Otsuru; Andre Luis Cunha Silva; Andre Luiz Cremasco; Andre Luiz de Araujo; Andre Luiz de Brito Raposo; Andre Luiz dos Santos Terra; Andre Luiz Soares Pessanha; Andrea Carla Caldas Bezerra; Andrea Gabriele Limias Pereira; Andrea Ramos Martins Rosa; Angelo Joia Neto; Anne Caroline Oelke de Oliveira; Anne Elise Katsurayama; Antonio Carlos Donizeti Morassutti; Antonio Carlos V Morais; Antonio Cendrao; Antonio Edson Veneroni; Antonio Eduardo Pimentel Rodrigues; Antonio Fernando Godoy; Antonio Jose Leite Neto; Antonio Orestes Mari; Antonio Tadeu Giacomet; Aparecida Tatiane Lino Fiuza; Arlindo Pedro Alves Barbosa; Arnaldo Kobashigava; Arnaldo Pinho Rodrigues; Artemio Pizzato; Arthemys de Attayde Silva; Arthur Amaral de Oliveira; Arthur Henrique Batzakas de Souza Matos; Arthur Lima de Oliveira; Arthur Tasato Marchiorato; Arthur Vitor Rosenti Segurado; Atila Pereira Martins; Augusto Crespi; Augusto Jose Zani Araujo; Barbara Andreia Cavalcanti de Oliveira; Beatriz Albuquerque Cunha; Beatriz Guaita Garcia Santos; Benedito Marcos Moreira da Silva Junior; Bernardo Antonio Nicoli de Melo Chaves; Bernardo Dumet Viana; BO Yang; Breno Damazio de Assis; Breno Silveira Peixoto; Bruno Assis de Lima; Bruno Augusto Pereira; Bruno Carvalho da Silva Bergamini; Bruno Cruz Boettger; Bruno Leao Valgueiro Zagury; Bruno Orsini; Bruno Reis Grudzinski; Bruno Tonial Lunardi; Bruno Valente Sanches; Bruno Venturelli Emidio; Caian Benedicto; Caio Augusto Parolin Soares; Caio Cavalari Barboza; Caio Gouveia Ibelli; Caio Guastapaglia; Caio Januario de Araujo; Camila Antunes Paz Guarnieri; Camila Binelli de Pierro; Camila Valadares; Carlo Brayer Martins; Carlos Alberto Amaral de Oliveira Pereira; Carlos Alberto Bacin; Carlos Alberto Jose da Rocha; Carlos Alberto Perim; Carlos Alberto T Fagundes; Carlos Alexandre Moyses Tusato; Carlos Almeida dos Santos; Carlos Augusto Silva Provenzano; Carlos Bisol; Carlos Dariva; Carlos Eduardo Gomes Labuto; Carlos Felipe Fuchs dos Santos; Carlos Kennedy Rizzi; Carlos Leandro Martins Oliveira; Carlos Wagner de Freitas; Carolina Scatena do Valle; Caroline Daher Farat; Caroline Dettke Hoffmann; Caroline Ferreira Sanches Russo; Carolyne Gomes Silva; Cassia Takako Omagari; Cassio Brutus Barcellos Filho; Castellane Silva Ferreira; Catia Viana Colla; Cecilia Cerqueira Cafe Mendes; Celso Antonio da Silva Junior; Celso Carvalho da Silva; Celso Luis Oppelt; Cem Musa Albukrek; Cesar Augusto Boggiani; Cesar Augusto Celli; Cezar

Augusto da Rosa Silva; Chang Bong Song; Charliston Escobar Cantanhede; Christian de Almeida; Christiane Aguiar de Vicq de Cumptich; Cicero Fontenelle; Cinthia Silva Navarro; Clailton Jose Fernandes; Claudio Arnoni Franco; Claudio Ferri Vasconcelos; Claudio Moreira Neiva; Claudio Nunes Bittencourt Filho; Claudio Pedersoli de Oliveira; Claudio Vieira da Silva; Claudivir Zabini; Cleiton Eduardo Galina; Cleverson Freitas; Clube de Investimento Kapital; Compuletra LTDA; Conforto Ambiental- Produtos de Aluminio LTDA. EP; Cristhiano Augusto Guimaraes; Cristian Henrique Tardin; Cristiana Maria Segurado Camargo Lopes; Cristiano Geraldo Felisberto; Cristiano Possato; Cynthia Beltrao dos Santos Belmont; Cyrille Laurent Olivier Schroeder; Cyro Seiki Shimizu; Daniel Brescovit Santiago; Daniel Dallacort; Daniel Durand de Albuquerque; Daniel Eurech Coelho; Daniel Garcia Rezende; Daniel Hitoshi Ueda; Daniel Luciano Zaude; Daniel Pereira Alexandre; Daniel Zucolotto; Daniela de Lima Coutinho da Silva; Daniele Antonelo Campos; Danilo Gabriel da Rocha Castanho; Danilo Macedo Rocha; Danilo Mendonca Cabral; Danilo Teves de Aguiar; Dany de Souza Ribas; Darcy de Fatima Zanini Silva; Dariano Jose Secco; Dario Avalos Filho; Dario Brock Ramalho; Dario Carvalho da Costa; Davi Rodrigues; David Rafael Quintao Rosa; David Rosa Alegre; Davison Pedrosa Braga; Decio Esmael Rasera; Deivid Machado Goncalves; Deivyson Roris de Freitas; Demercio Martin Kielb; Denis de Marchi Sinachi; Denny Silva Evangelista; Dermochelys Holdings LTDA; Deusdete Mantovanelli; Deyze Leite Lopes; Diego Eduardo Santos; Dimas Rafael da Rosa; Ding XU; Diogo Joao Gloria; Dirceu Antonio Benelli; Diva Novy Barbosa Chaves Nagem; Divino Hartenio Santos de Carvalho; Dolivar Coraucci Neto; Domingos Geaquinto Netto; Donino Scherer Neto; Douglas Belle; Douglas dos Santos Goncalves; Durval Tenorio Cavalcanti Junior; Eder Eugenio Back; Eder Fernando Serejo de Castro; Eder Peruzzo; Edie Andreeto Junior; Edinaldo dos Santos; Edison Vanderlei Anversa; Edno Jose Bozoli Junior; Edson Gustavo Zamarian; Edson Jose da Silva Junior; Edson Molina Espinhaco; Edu Antonio Silveira Brazao; Eduarda Edler Brzezinski; Eduardo Araujo Mendes; Eduardo Assad Terribili; Eduardo Camargo Renda Lanfredi; Eduardo Cesar Faria; Eduardo de Castro Humes; Eduardo dos Passos Chaves; Eduardo Elian; Eduardo Fernandes de Oliveira Veiga; Eduardo Gomes Afonso; Eduardo I V Silva; Eduardo Jensen; Eduardo Jorge dos Santos; Eduardo Jorgens de Maman; Eduardo Keiner; Eduardo Lauand Neto; Eduardo Luiz dos Santos; Eduardo Roberto Uhle; Eduardo Takashi Irie; Eduardo Vitor Turmina; Edward Harding Junior; Elaine Cristina de Souza Geraldo; Elaine Gleyce Mira de Figueiredo; Eliane Kauam Medina Schutt; Eliane Perpetua de Assis; Eliane Sadicoff; Eliane Wollmann Wedderhoff; Elias Jose Belloni; Elias Martins; Eliezer Andrade Junior ou; Elinaldo Vieira dos Santos; Elisete Maria Tondo; Elizabeth da Rosa Casado Lima; Elizabeth de Fatima da Silva Mattas; Elizabeth Harumi Inoue Seo; Elmar Carlos Martins dos Santos; Elton Jones Sabino; Elton Lacerda; Emanuel Bagetti Zeifert; Emanuelly Alessandra Soares de Moura; Emelly Gabriele Erbs; Emerson David Pereira Barbosa; Emil Mikhail Junior; Emilio Martinho Vogel; Emily Brum de Arruda Conceicao; Enricco Vailatti Magro; Erbert Portela Martins Filho; Ercides Ramos Rodrigues Filho; Eric de Queiroz Behs; Eric Guimaraes de Paiva; Erik Ivan Sanchez Schnoor; Ernani Bolognini; Ernani Fontana Filho; Ernesto Dallaverde Junior; Erni Dickel; Ersin Erkan; Estevao dos Santos Gedraite; Eudezia Vilar Fagundes de Vasconcelos; Evaldo Araldi; Evelin Sebben da Silva; Everton Garcia Lopes Ferreira; Ewerton de Alencar Correia; Ezequiel da Silva Serafim; Fabiano Elisei Serra; Fabio Elias Cury; Fabio Ferreira Cordeiro; Fabio Gualberto Cabral; Fabio Henrique de Menezes Quintao; Fabio Jose da Silva; Fabio Junior de Souza; Fabio Maia da Silva; Fabio Martins de Moura Vieira; Fabiola Ravasi Ferraz; Fabricio Bacelar Liparizi; Fabricio Cardoso Matos; Fabricio Guilherme Pires dos Santos; Fabricio Morais da Silva Guimaraes; Fabricio Sottile Bertoni; Fabricio Sulzbacher; Fatima Cristina Monteiro; Fatima Maria Gnecco; Fausto Augusto Marcucci Arruda; Felipe Aguirre Smid; Felipe Cosenza Silva Arruda; Felipe de Campos Vendrusculo; Felipe Divera Schegerin Alves Bezerra; Felipe Ferreira Ramos; Felipe Guimaraes; Felipe Moreira Samary; Felipe Pereira de Campos Ferraz; Felipe Pessoa Hildebrand; Felipe Vellinho Simch; Felipe Villa Real Neustein; Fernanda Falavinha Nicleviscz; Fernanda Mariani Gomes; Fernanda Silva Brandao Goncalves; Fernando Alberto Centurion; Fernando Antonio Bartolomeu Magalhaes; Fernando Augusto Ferreira Diaz; Fernando Barros de Alcobia; Fernando Forquilha Julio; Fernando Gasparotto Puccinelli; Fernando Henrique Kneip Ferreira; Fernando Henrique Silveira; Fernando Jorge Mendes de Sousa; Fernando Jorge Soares Monteiro de Araujo Mig; Fernando Jose Gnoatto; Fernando Lima Coutinho; Fernando Maccarini Mezzomo; Fernando Mendes Calixto; Flavia Mara Petronilho dos Santos; Flavia Potcker Duque; Flavio Fiorese; Flavio Kumagai; Francineide Brandao de Moura; Francisco Antonio de Camargo Rodrigues de Souza; Francisco Caninde dos Santos Neto; Francisco Savioli; Franklin Januario da Silva; Frederico Fonseca da Silva; Frederico Jorge Petinatti Rodrigues; Frederico Keniti Chicuta; Gabriel Ambrosio Valentin; Gabriel Barbosa dos Santos; Gabriel Benassi Braz dos Santos; Gabriel de Oliveira Ferreira; Gabriel Gustavo de Andrade

Silva; Gabriel Henrique Perez dos Santos; Gabriel Leite Cardoso da Silva; Gabriel Otavio DI Santi Pinheiro; Gabriel Pires Fernandes; Gabriel Portela Senarezi; Gabriel Sabenca Gusmao; Gabriela de Souza Oldach; Gabriela Doria Velloso; Gentil Donizete Mendonca; George Chao; Georgia Castro Magalhaes; Geovana Nicoski; Geraldo Augusto Xavier Faraco; Geraldo Ribeiro do Valle Haenel; German Enrique Wassermann; Gerson Kiyoshi Maeda; Gerson Serini; Giacomo de Camillo Grizzo Cuoco; Gian Carlo Faroni; Gilbert Arantes Hime; Gilberto Kikuo Massuda; Gilberto Kimito Saito; Giovane Huff; Giovani Pelliza; Giovanna Graziela Cardi Silverio; Giovanni Borges Cortes; Gisele Lopes da Silva; Giuseppe Tedeschi; Glaucio Cesar Surdi; Gleidson Dutra Abadio; Guilherme Augusto Campregher; Guilherme Gabriel Nigoski; Guilherme Larcher Longo; Guilherme Muller de Campos Futuro; Guilherme Policarpio da Silva; Guilherme Rudolf Otto; Guilherme Soldani Araujo; Guilherme Timoteo Kono; Guilherme Vianna Tensol; Guilherme Yoshihito Watarai; Gustavo Abreu dos Santos; Gustavo Alberto Gibelli; Gustavo Appel Araldi; Gustavo de LA Barrera Lara; Gustavo Henrique Dondoni Dalla Corte; Gustavo Lincoln Maciel Silva Rocha; Gustavo Milani Gudde; Gustavo Ramos Rosa; Gustavo Silva Lima; Gustavo Taranto Malheiros; Gustavo Xavier do Nascimento Souza; Hannah Goncalves Tatagiba; Harrison Marcon Cachoeira; Harumi Asahida; Heitor Carpigiani de Paula; Helio Meirelles Cardoso; Helio Silveira Moraes Pinto; Heloisa Fraenkel; Henrique Bezerra Nogueira Torres Lima; Henrique Cypriano do Nascimento; Henrique Inacio Pinto; Henrique Luiz Zaguini Neto; Henrique Portugal Pedreira; Henrique Roberto Groszmann; Hercules Francatto Neto; Hermes Vinicius Lopes Santos; Hugo Dahlin Ferreira dos Santos; Icaro Nogueira e Silva; Igino Belfiore Neto; Igor Guimaraes Barbosa; Igor Henrique Maia Lima; Ilair Michalawiski Mazardo Machado; Iraci Antonio Brunetto; Iris Marques Patricio de Oliveira; Irlane Carmela Pedrollo Tams; Isabela Loiola da Silva; Isabella Christina de Souza Uwai; Isadora da Cunha; Italo Granato Neto; Ivan Fabri; Ivan Schuster; Jackson Hayashi Soares; Jackson Rangel dos Santos; Jan Carlo Alves Muck; Jaqueline Alcantara de Jesus; Jario Conceicao de Matos; Jean Carlos Borges Brito; Jean Jodany Hilaire; Jefferson Henrique de Paula; Jenaina Machado de Abreu; Jeni Sobreira de Lima; Jessica Araujo Carpaneses; Jessica Oliveira Santos; Joao Antonio Gomes Braga; Joao Batista Macario Lima; Joao Carlos Gama de Oliveira; Joao Carlos Simonetti Junior; Joao Eduardo Pesciotto de Carvalho; Joao Felipe Marques de Jesus; Joao Francisco Botelho; Joao Gabriel Minosso; Joao Gustavo Mallmann Hermes; Joao Luiz Rodrigues Prateleira Junior; Joao Marcello de Miranda Costa Schoenberger; Joao Marcelo de Melo Ferraz; Joao Marcelo R V Rocha; Joao Marcos Santos Brum; Joao Paulo da Silva; Joao Paulo Lopez; Joao Pedro Doria Velloso; Joao Pedro Martins Kamei; Joao Pedro Santos Nowisck; Joao Sinohara da Silva Souza; Joao Victor Bona Alves; Joao Vitor da Silveira Nomura; Joao Vitor Munari Benetti; Joazir Nunes Fonseca; Jonas Furtado Dias; Jonatas Contreras Trujillo; Jonatha Rafael Steuck; Joran Lamounier da Silva Josino; Jorge Schreurs; Jorge Tokuda; Jorge Widmar; Jose Adalberto Guimaraes Cardoso; Jose Anselmo Bazani; Jose Antonio Ferreira Brandao; Jose Artini Netto; Jose Batista Zucolotto; Jose Bezerra de Araujo Junior; Jose Carlos Abrantes da Costa; Jose Carlos de Oliveira Galveas; Jose Carlos Felix dos Santos Filho; Jose Carlos Rossini Iglezias; Jose Carneiro de Mesquita Filho; Jose Edgar Meurer; Jose Eduardo de Alkmim; Jose Felicio Sedmak; Jose Luiz Wuaden; Jose Marcos Girardelli; Jose Nazareno de Paula Leitao; Jose Oitavo de Oliveira Borges; Jose Paulo Jorge; Jose Reinaldo Marquezini; Jose Rinaldo Albino; Jose Roberto Palhares; Jose Roberto Santini Filho; Jose Sergio Gesser; Jose Wilde Matoso Freire Junior; Jose Zornoff Filho; Josenildo Vilela Lima; Josue SA da Fonseca; Juan Darby de Oliveira Maciel; Juan Rodrigo Harbar Penas; Julia Loyola de Siqueira; Juliana Borges de Oliveira; Juliana Furtado Baltazar; Juliana Renata Costa; Juliano Dias da Silva; Juliano Mol Xavier; Julio Cesar Bertacini de Moraes; Julio Cesar Zerbetto; Julio Jose Amaro; Julio T Miskey; Kaike Messias Cominesi; Karina Chiamulera; Karina Driessen Moreira; Karina Sarto Szpak; Katia Martins Sommacal; Kaue Vettorazzo Pigozzi; Khayro Fernando Goncalves de Godoy; Kim Schlickmann; Kleber Sabino da Silva; Laercio Mendes da Silva Junior; Lafayette de Azevedo Lage; Laura Chaves Cotta; Laura David Silva; Leandro Alves; Leandro Colla da Cunha; Leandro Hespanhol Viana; Leandro Nunes Alves da Silva; Leandro Rogerio Vitti; Leandro Verissimo; Leandro Zunkowski; Lenismar Cabral de Oliveira; Leonardo Cozac de Oliveira NT; Leonardo de Cesare Thieme; Leonardo de Resende Sousa Oliveira; Leonardo Duarte Cyrne; Leonardo Fernandes Micaelo; Leonardo Martins Amaral; Leonardo Trevisan Lombardi; Leonardo Vicente Coelho; Leonardo Wester dos Santos Ribeiro; Leonel de Oliva; Leonice Maria Mees; Leonildo Aparecido da Silva Junior; Liborio Mejia Bravo; Lidiane Martimiano Rodrigues de Castro; Liliana Borges Cruz; Livio de Andrade Machado; Lourival Mendonca; Luan Alberto Marques de Oliveira; Luan Alerrandro da Cruz Atanasio; Luan Henrique Rothemann; Luana Christina Magalhaes Araujo Borges; Luana Santos da Silva; Lucas da Silveira Barboza; Lucas Eduardo Gabrieli; Lucas Eduarte Pereira; Lucas Moreira Laperuta; Lucas Pereira da Silva de SA; Lucas Tadeu Melo Camara;

Lucca Brandao de Mello; Luceline Laura Rabelo Lafeta Martins Barbalho; Luciana Stippe de Andrade; Luciane Mie Kawashima; Luciano Marinho de Souza; Lucimar Czornei; Luis Carlos Latoski; Luis Claudio Spohr; Luis Felipe Dalari Zanelato; Luis Felipe Dovichi Mendes; Luis Gustavo da Silva Marques; Luiz Alberto Hepp; Luiz Antonio Ribeiro de Oliveira; Luiz Carlos Casagrande Junior; Luiz Carlos Giacomet; Luiz Carlos Sanchez; Luiz Carlos Zanotto; Luiz Claudio Queiroz Vilar; Luiz Eduardo Faria Pereira; Luiz Eduardo Ribeiro; Luiz Fernando Bertacco Estrela; Luiz Fernando M Siqueira; Luiz Gastaldi Junior; Luiz Henrique Targa Goncalves Miranda; Luiz Henrique Victor Alvarenga; Luiz Jose Marques Junior; Luiz Otavio Lunardi; Luiz Ricardo Prado de Oliveira; Luzineide Ana Santana; Madelaine Aparecida Frizon; Maicon Antonio Paim; Maicon Jhonatan Dadalt; Maira Lopes Velazquez; Maira Padilha Gondim; Manif Curi Jorge; Manuella Paez; Marcel Facco Trevisan; Marcelo Barbosa dos Santos; Marcelo Brum; Marcelo Cardoso Pinto; Marcelo da Silva Felippe; Marcelo de Seixas Formoso; Marcelo Fagundes Valeriote; Marcelo Fenerich dos Santos; Marcelo Fontana D Avila Moraes; Marcelo Gabriel Compte; Marcelo Garcia Blanco; Marcelo Geraldo Stella Filho; Marcelo Jorge Graciotti; Marcelo Ribeiro Pedrosa; Marcelo Roveri Jose; Marcelo Serrano Goltzman; Marcia Mattos Rosa Becker; Marcia Regina de Oliveira Diniz; Marcia Regina Gomes; Marcial Porto Fernandez; Marciley Leal de Araujo Barreto; Marcio Augusto Muraro; Marcio Baby Kroeff; Marcio Balbinotte; Marcio de Paula; Marcio Luciano Velo; Marcio Miake; Marco Antonio Della Santa Panza; Marco Antonio Goncalves; Marco Antonio Nunes de Melo; Marco Aurelio de Souza Mendes; Marcos Antonio Pereira; Marcos Eliesio Castro; Marcos Goncalves Mayor; Marcos Guimaraes Barbosa; Marcos Nogueira Muchon; Marcos Paulo de Almeida; Marcos Paulo Sandrini; Marcos Rodrigo de Oliveira; Marcos Toshio Kubo; Marcos Vinicio B Lacerda; Marcos Vinicios Cola; Marcos Vinicius Fiorini Maia; Marcos Vinicius Mateus; Marcos Weslley Peres; Marcus Augusto Oliveira Silva; Marcus Henrique Pinto Basilio; Marcus Vinicius Dias Severini; Margarete Keiko Iwai; Margarida Leiko Masukawa; Margie Liane Henning; Maria Aparecida Chaves Bessone; Maria Eduarda de Araujo dos Santos; Maria Jose de Araujo Ikeda; Maria Matilde Gazda; Maria Otilia Florencio Casagrande; Mariana Bueno Majer Orosco; Mariana Ferreira de Carvalho; Mariana Francisco Botelho; Mariana Tonello Biffi; Marilucio de Souza Caires; Mario Augusto Mendes Kneip; Mario Luciano Gomes Segatto; Mario Lucio Brito; Mario Pekelmann Markus; Marjorie Carolina da Costa; Marjory Cristina Rovarotto Cardoso de Sales; Marleide Santo Lima; Marlon Vinicios Siqueira Nascimento; Marta Ribeiro Lopes; Marta Shiguematsu; Mateus de Oliveira Pederiva; Mateus Lopes Ribeiro; Matheus Alexandre Ruppenthal; Matheus Bastos Correa; Matheus da Silva Moreno; Matheus Fanti de Souza; Matheus Onofre Freire; Matheus Ramalho de Lima; Mathias Brem Garcia; Matias Instalacoes Eletricas LTDA; Mauri Barbieri; Mauricio Garcia Sore; Mauricio Jose Meira Calabria; Mauricio Luiz Malito; Maurilio Duarte de Campos; Mauro Bergerman; Mauro Gonzaga Alves Junior; Mauro Henrique Machado Martins; Max Leandro Ferreira Tavares; Maximo Menezes Pino Aldana; Mayr Lichtensztejn; Maysson Carvalho da Silva; MI Young Kang; Michel Michelmam Benuce; Michele de Oliveira; Micheline Araujo Cruz; Miguel Jacinto Pereira Neto; Mila Cristh Souza Siqueira; Milena Alvarenga da Costa; Milena Barreto Pomilio; Milena Cristina dos Santos; Milton Elmar Baron; Milton Heyde de Macedo; Mirian Regina Knapik; Moacir Jose Baracho Rodovalho; Moises Angelo da Silveira; Monica Borges Garcia Carvalho; Montsena - Engenharia e Montagem Industrial - Eireli; Munil Marques de Souza Junior; Murilo Henrique da Silveira Franzosi; Murray Edward Zeitlin; Myller Teixeira Gomes; Naiara Ribeiro Sumida; Nata Martini; Nathalia Aparecida Soares Schmal; Nathan Marchetti Mendes; Neimar Lexandro Bancer; Nelson Sampaio; Netw2 Tecnologia da Informacao LTDA; Newton Marquez Alcantara; Nicolas Massio Mariano de Oliveira; Nicolas Saches Bolonha; Nicolle Zanoni Nicoladeli; Nikolai Vieira Turiel; Nilson Galeno Miranda; Nilton J.Generini de Oliveira; Nilton Kirchner; Norberto Martins Ferreira; Odemy Oliveira e Silva; Odete Maria Pagliarin; Olavo Cardeira Pedro; Olivaldo dos Santos; Olivio A de Oliveira; Oscar Delgado Gutierrez; Osiris Nerone; Osni Antunes de Sousa; Osvaldo Faria de Oliveira; Osvaldo Takao Matsumura; Oteniel Furquin Pinto; Pablo Costa Figueiredo; Pablo Thalys Alves de Oliveira Rosa; Pascoal Roberto Peduto; Patric Alexandre Erhart Bueno; Patricia Boaretto Rodrigues; Patricia Tereza Cardoso de Camargo Severa; Paulino Antunes dos Santos; Paulo Aderlei Francisquet; Paulo Cesar Chaves Furlanetto; Paulo Cesar Soares; Paulo Cezar Goncalves Afonso; Paulo Francisco da Silva Campos; Paulo Fredy Goncalves Rafael; Paulo Henrique Nardi de Almeida Silva; Paulo Jose Fuzeto Rigolin; Paulo Jose Mendes Passos; Paulo Jose Nobrega Rola; Paulo Miranda de Almeida Junior; Paulo Nichelle Junior; Paulo Renato Grewe; Paulo Renato Pimenta Mendonca; Paulo Roberto Diesel; Paulo Roberto Lazarin; Paulo Roberto Mack; Paulo Sergio de Almeida; Paulo Sergio Gaia Malcher; Paulo Sergio Soares Torquato; Paulo Sergio Zanelato; Paulo Simao Chou; Pedro Antonio Correa Borges Fortes; Pedro Arruda Cioni; Pedro Cavalcanti Treiguer; Pedro Gomes Giantomaso; Pedro Katusyoshi Nakayama; Pedro

Ricardo Oliveira da Luz; Pedro Victor Ferreira; Pedro Victor Nolasco Moreira Maia; Peter Dvorsak; Phelippe Trevisan Stipp; Philippe Michel Luc Grojean; Priscila Sobral Fernandes; Pyther Passos Viana; Quality Consultoria Empresarial S/C LTDA; Rachel Cristina Borges Simoes Micaelo; Rafael Anelo Mendonca do Nascimento; Rafael de Jesus Silva; Rafael de Oliveira Pontes; Rafael Eduardo Leandro; Rafael Guimaraes de Medeiros; Rafael Jarillo de Lima; Rafael Kremer; Rafael Mendes da Silva; Rafael Negrao Ferreira; Rafael Senem; Rafael Tiercelin Almeida dos Santos; Rafaela Rodrigues Cunha Dallmann; Raimundo Nonato Menezes da Rocha; Raissa Padial Passos; Ralf Benedito Sebold; Ralph Correa de Almeida; Rannieri Boldi Feitosa; Raphael Bozola de Oliveira; Raphael Chaves Dias; Raphael Correa Martins; Raphael Davi Matioli Trindade; Ray da Cunha Lima; Regiane Boava Ribeiro Velho; Regina Maria Marcussi Hussein de Araujo; Regis Alan Bauli; Regis Barreiros Augusto; Regis Yukio Vilas Boas; Renan Barbosa Ferreira de Andrade; Renan Costa Francoso; Renata Araujo Cruz; Renata Diniz Junqueira Santos; Renata Ferreira Cagnin; Renata Thomazini Dallago; Renato Augusto Pirett Lapot; Renato Jose Bertoni Barbosa; Renato Mafra Alves; Renato Opitz; Renato Rodrigues dos Santos; Rene dos Reis Piornedo; Rhanieri Siqueira Rangel; Ribeiro & Sobreiro Advogados; Ricardo Araujo Castilho; Ricardo Augusto Nora Rogano; Ricardo Costa Schuler; Ricardo Fernandes Bahiana; Ricardo Gamba e Silva; Ricardo Henrique Cardim; Ricardo Jose Vercelli; Ricardo Klempp Franco; Ricardo Leal Prates de Sans Zanotto; Ricardo Lotuozzi; Ricardo Luiz Gomes Braga; RK Servicos de Cobranca; Robert Carvalho da Silva; Roberto Abrao Leite; Roberto Carlos Vieira Pitta JR; Roberto de Freitas; Roberto de Souza Cardoso; Roberto dos Santos Bandeira; Roberto Nunes Lunardelli; Roberto Sfoggia; Robinson Simoes; Robson Velloso de Oliveira Costa; Robson Zumkeller Campos; Rodrigo Barbosa de Oliveira; Rodrigo da Silva Pontes; Rodrigo Lauande Pimentel; Rodrigo Malinauskas; Rodrigo Marinheiro Machado; Rodrigo Santos Moreira; Rogerio Borlina; Rogerio Daisson Santos; Rogerio de Souza Pessoa; Rogerio Jesus de Oliveira; Rogerio Onofre de Assis; Romeu de Melo Ferreira; Romildo Jose da Silva; Romulo Benites de S Luciano; Ronaldo Carlos da Silva; Ronaldo Rodrigues de Barros; Ronaldo Staico de Andrade Santos; Rosa Maria Martinez Kruschewsky; Rosa Matiko Takamato; Rosalva Maria da Silva e Silva; Rosangela Lopes Gomes; Rosangela Stefanello; Rosimeire Lima Grilo; Rudolph Verdy Menezes da Silva dos Santos; Salomao Faroj Chodraui; Samuel Eugenio Rodrigues; Samuel Severo da Silva; Sandro Badaro Freitas; Sandro Luiz Geremia Baseggio; Sandro Ricardo de Gouveia; Saul Maguil de Souza; Saulo Freitas Miranda; Saulo Roberto Colombaro Marcucci; Sayuri Freitas Kai; Sergio de Freitas Mincarone Filho; Sergio Eduardo Falat; Sergio Goncalves Ferreira; Sergio Luiz Morelli; Sergio Ricardo Araujo do Nascimento; Sergio Ricardo Miranda; Sergio Rodrigues; Sergio Silva Jardim Filho; Sidnei Ferraz dos Santos; Sidney Kanashiro; Silvano Neves Moreira; Silvia Cristina Arcari; Silvia Moreira Taketsuma Costa; Silvio Pennone Pereira; Silvio Sergio Silveira de Siqueira; Simone Aparecida Goncalves; Simone de Oliveira Lucas Gloria; Stefan Stringari; Stefan Widmann; Stefany Anneliese Maidel Bekon; Stela Garcia Spironelli; Suely da Silva; Sueny Silva Santos; Suila Ribolli Cazarotto; Suzimeire Arakaki; Tales Barreto Silva; Tania Cristina Zonta; Tania Regina Rodrigues de Souza; Tanner Jose Arantes Borges; Tarcisio Augusto Carneiro; Taynara Luiza Muller; Tbks Participações LTDA; Teilon Aragao Pereira; Tenion Maciel Bossardi; Thaiane Ohanna Gomes da Costa; Thaina Clemente de Brito; Thais Carla Sampaio Almeida; Thiago Alves de Moura; Thiago do Nascimento Milczuk; Thiago Francisco Alves; Thiago Jose Taumaturgo Paiva; Thiago Moraes Cancado da Silva; Thomas Sorger; Tiago Gobatto Puttem; Tiago Grondek da Luz; Tiago Jose Lippert; Tiago Lima; Tiago Lourenco; Tiago Resende da Silva; Tiago Segabinazzi Dotto; Toshimitsu Uesono; Uiliam Goltz Elesbao; Ulisses Terra Buffon; Vagner de Jesus Mantovano; Vagner Dias Velasco; Valdemir de Faria Junior; Valdemir Maronezi; Valdemiro Aquino Ribeiro; Valdo Rodrigues Herling; Valeria Mitiko Taniguchi; Valteni da Costa Vargas; Valter Balbinotte; Vanderlei Correa de Magalhaes; Vanderson Luan Vieira; Vanessa Calil; Vanessa de Oliveira Silva; Vanessa Ribeiro Torchette; Varixx Industria Eletronica LTDA; Veroni Marques Macedo; Vicente da Costa Silva Neto; Vicente Ferrer Pardo Jimenez; Victor Pessoa de SA; Victor Ramos Sales Mendes de Barros; Victor Vioto de Azevedo Grillo; Vilson Antonio Betemps Filho; Vinicius Dandolo; Vinicius Dimithri Vargas Cruz; Vinicius Flores Costa; Vinicius Guedes dos Santos; Vinicius Humberto de Souza Vicuna; Vinicius Klein; Vinicius Melhado; Vinicius Zacharias Nugoli; Vinnicius Mendes Ventura; Vital Holmo Batista; Vitor Brandao Martini; Vitor dos Santos Farias; Vitor Gabriel Kleinert; Vitor Meira Bilha; Vitoria Alves Xavier Dias; Vladimir Natal Fontana Carrilli; Wagner Barros dos Santos; Wagner Pinheiro da Silva; Wagner Romao Valentin; Walker Gomes Figueiroa; Walter Rodrigues da Silva; Wander Wagner Santana; Wanderley Castro; Welington dos Reis Strutz; Wendell Poubel Caliman; Werley Andre Rodrigues; Wesley Rocha da Silva; Weslley Silva Sales; Whelligton Lisboa; Wilanna Goncala Azevedo Camelo; William Martins Correa; Willy Akira Takata Nishizawa; Wilson Eydi Torii; Wilson Pereira de Souza; Wladimir Cardoso; Yasmim de David Tessele; Yeda Mychkis Eterovic; Yoshiharu Akamine; Yunes Marcondes Taha; e Zoilo de Souza Assis Junior

BVD Direto

Almir Sebastiao Zanon Xavier; Antonio Carlos Cesco; Concordia Phoenix Fundo de Investimento Multimercado Crédito; Daniel Luis Moreli Rocha; Fabio Bagnara; Fabio Duarte Stumpf; Fabio Luis Mendes Mariano; Florivaldo Morais Alves Junior; Indiara Kurtz Danelli Manfre; Ivomar Oldoni; Joao Pereira Filho; Leonardo Campo Dallorto; Loriano Andre Rigo; Luiz Antonio Junqueira Franco; Luiz Fernando Furlan; Maicon Mata dos Santos; Manoel Reinaldo Manzano Martins Junior; Marcel Sacco; Marcos Roberto Badollato; Mauricio Angelo Cherobin; Mauricio Manfredini; Miguel de Souza Gularte; Plano Beneficios II; Plano de Beneficios Faf; Plano de Beneficios III; Plano Instituido Setorial Familia Brf Previdência; Raquel Ogando dos Santos; Roberto Tonet; Salic International Investment Company; Stanley Saraiva de Andrade; e Thiago Luiz de Freitas Pereira

BVD B3

Abrdn Oeic Iv-abrdn Emerging Markets Equity Tracker Fund; Abrdn Oeic Vi-abrdn Emerging Markets Equity Enhanced Index F; Abu Dhabi Retirement Pensions and Benefits Fund; Adriano Rosas de Souza Guedes; Advanced Series Trust - Ast Prudential Growth Allocation Por; Alaska Common Trust Fund; Alaska Permanent Fund; Allan Santos Meneses; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; Aluisio Mendes da Rocha Filho; American Heart Association, Inc.; Ana Luiza Barbosa da Costa Veiga; Andre Baker Meio; Andre Luiz de Miranda; Antonio Roberto de Oliveira; Antonio Sidney Sorratini; Aqr Ucits Funds; Arero - Der Weltfonds -nachhaltig; Arizona Psprs Trust; Arrowstreet (delaware) Custom Alpha Extension Fund; Arrowstreet (delaware) Custom Alpha Extension Fund; Arrowstreet (delaware) L/S Fund L.P.; Arrowstreet Acwi Alpha Extension Fund III (cayman); Arrowstreet Acwi Alpha Extension Fund III (cayman); Arrowstreet Acwi EX US Alpha Estension Trust Fund; Arrowstreet Capital Copley Fund Limited; Arrowstreet Capital Global All Country Alpha Extension Fund; Arrowstreet Capital Global Equity Long/Short Fund Limited; Arrowstreet Capital Global Equity Long/Short Fund Limited; Arrowstreet Clarendon Trust Fund; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emerging Market Trust Fund; Arrowstreet Emk Alpha Extension Fund L.P.; Arrowstreet Emk Alpha Extension Fund L.P.; Ascension Alpha Fund, LLC; Ativo International Equity Fund, LP; Australian Retirement Trust; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Banco Btg Pactual S/A; Barclays Multi-manager Fund Public Limited Company; Bayerninvest Kapitalverwaltungsgesellschaft Mbh FO; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio of Blackrock Series Fun; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Life Limited - DC Overseas Equity Fund; Blk Magi Fund; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; British Columbia Investment Management Corporation; Bruno Reimberg Menichetti; Bureau of Labor Funds - Labor Retirement Fund; California Public Employees Retirement System; Canada Pension Plan Investment Board; CC and L Q 140-40 Fund; Cc&l Multi-strategy Fund; Cc&l Q Canadian Equity 130/30 Plus Fund; Cc&l Q Emerging Markets Equity Fund; Cc&l Q Emerging Markets Equity Fund LP; Cc&l Q Market Neutral Fund; Cc&l Q Market Neutral Fund II; Cc&l Q US Equity Extension Fund; Cc&l U.S. Q Market Neutral Onshore Fund II; Ccandl Q Emerging Markets Equity Ucits Fund A Sub Fund of CO; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cilos Roberto Vargas; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Limited as T of A F S A Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Emerging Markets Fund 6; Colonial First State Global Share Fund 17; Colonial First State Investment Fund 121; Colonial First State Investment Fund 122; Colonial First State Investment Fund 96; Commingled Pension Trust Fund (emerging Markets Equity Index; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Connor Clark & Lunn Collective Investment Trust; Conrado Alceste Montineri Junior; Construction Building Unions Super Fund; County Employees Annuity and Benefit FD of the Cook County; Cppib Map Cayman Spc; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody

B.O.J,l..as.T.F.S.e.e.Index Mother Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Daniel Annunciato Junior; Denis Roberto Potrick; Desjardins Emerging Markets Equity Index ETF; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Duart Moreira Duart; Dws Advisors Emerging Markets Equities-passive; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Elizeu Almeida dos Santos Pall; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Ret System of the State of Hawaii; Empower Emerging Markets Equity Fund; Eric Souto Costa Coelho da Silva; Estefane Vianei Friedrich; Euclides Tedesco; Eurizon Capital S.A.; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Federated Hermes Global Allocation Fund; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Latin America Alphadex Fund; Flavia Santos Couto; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Francisco Olavio Teixeira Coutinho; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Future Fund Board of Guardians; General Pension and Social Security Authority; Germano Soriano de SA; Global All Cap Alpha Tilts Fund; Global Alpha Tilts Esg Non-lendable Fund B; Goldman Sachs ETF Icav; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs ETF Trust II - Goldman Sachs Marketb; Goldman Sachs Fund III; Goldman Sachs Funds - Goldman Sachs e M C (r) EQ Portfolio; Goldman Sachs Funds - Goldman Sachs Emerging Marke; Goldman Sachs Paraplufonds 1 N.V.; Goldman Sachs Trust - Goldman Sachs Emerging Markets e I F; Guidemark Emerging Markets Fund; Handelsbanken Emerging Markets Index; HC Capital Trust the Emerging Markets Portfolio; Hesta; Hsbc Etfs Plc - Hsbc Msci Emerging Markets Value Esg Ucits e; Humberto Simoes de Souza Ribeiro; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; International Bank for Reconstruction and Development, A T F; International Monetary Fund; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco SP Emerging Markets Momentum ETF; Investors Wholesale Emerging Markets Equities Trust; Ipac A.M. L.as R. e. for F. D. e. M. S. FD; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Multifactor Emerging Markets ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Esg Advanced Msci em ETF; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Msci Global Agriculture Producers ETF; Ishares Public Limited Company; Ishares Sustainable Msci Global Impact ETF; Ishares V Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; Joao Henrique Merten Peixoto; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jupiter Global Emerging Markets Fund; Kapitalforeningen Emd Invest, Emerging Markets Ind; Lacm Acwi EX US Equity Fund L.P.; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lazard em Equity Advantage Fund; Lazard Emerging Markets Equity Advantage Portfolio; Lazard Global Active Funds, Plc; Lazard/Wilmington Emerging Markets Equity Advantag; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legal & General Ccf; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Los Angeles County Employees Ret Association; Luis Felipe Silveira; Luiz Henrique de Moraes Rodrigues; Lvip Franklin Templeton Multi-factor Emerging M e Fund; Lvip Ssga Emerging Markets Equity Index Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Marcia

Cristina Lamego Moraes; Marcio Junior Nunes; Marcos Scatulin Bocca; Mbb Public Markets I LLC; Mercer Emerging Markets Shares Fund; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metzler Asset Management Gmbh for Mi-fonds K18; Mgts Afh da Global Emerging Markets Equity Fund; Ministry of Economy and Finance; Missouri Education Pension Trust; Mobius Life Limited; Morgan Stanley Pathway Funds - Emerging Markets Equity Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Emerging Markets EX China Imi Index Fund; Msci Equity Index Fund B - Brazil; Nancy Dressler Buss Cenachi; National Council for Social Security Fund; National Employment Savings Trust; Nbi Diversified Emerging Markets Equity Fund; Nebraska Public Employees Retirement Systems; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Common All Country World Ex-us Investable Mar; Northern Trust Common All Country World Index (acwi) Ex-us F; Northern Trust Common Emer Mar Index Fun Non Lending; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi Quantitative Management Collec Funds Trust; Nuveen Emerging Markets Equity Index Fund; Nuveen/Sei Trust Company Investment Trust; Nvit GS Emerging Markets Equity Insights Fund; Olavo Cenachi Junior; Omers Administration Corporation; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Pacer Emerging Markets Cash Cows 100 ETF; Pacific Select Fund; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Paulo Sergio Stella; People S Bank of China; Pimco Bermuda Dynamic Multi-asset Strategy Fund; Pimco Funds Global Investors Series Plc; Polic and Fir Ret Sys of the City of Detr; Police and Firemen's Retirement System of New Jers; Pool Reinsurance Company Limited; Principal Global Investors Funds; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Trust Company; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Public Trust as Trustee for Amp Wholesale e Markets Fund; Qma JP Emerging Markets All Cap Offshore Fund, Ltd; Qma JP Emerging Markets All Cap Onshore Fund, L.P.; Qsma1 LLC; Railways Pension Trustee Company Limited; Raphael Saulors Chapur; Rbc Qube Low Volatility Emerging Markets Equity FU; Ricardo Washington Gonzaga Braga; Roberto Aoki Romero; Salvador Fernandes de Jesus Junior; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; School Employees Retirement System of Ohio; Schwab Emerging Markets Equity ETF; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Sei Inst Invest TR World EQ Ex-us Fund; Sei Institutional Investments Trust Swe Ex-us Fund; Six Circles Managed Equity Portfolio International; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr S&p Emerging Markets Ex-china ETF; Spdr SP Emerging Markets Fund; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street M Brazil I N L Common Trust Fund; State Street Variable Insurance Series Funds, Inc; State University Retirement System; Stichting Ahold Delhaize Pensioen; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Storebrand Emerging Markets; Storebrand Global All Countries; Strategic Global Advisors Collective Investment Trust; Sunamerica Series Trust SA Emerging Markets Equity; Swiss Fonds Ag, Faobo Swc (ch) Ind FD I - Swc CH I EQ F e MK; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; TD Emerald Emerging Markets Index Pooled Fund Trus; Teacher Retirement System of Texas; Teachers Retirement System of the State of Illinois; Texas Municipal Retirement System; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Board of.A.C.e.R.S.Los Angeles,california; the Chicago Pub.School Teachers P. and Retirem F; the Emerging M.S. of the Dfa I.T.CO.; the Incubation Fund, Ltd.; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Jap., Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of

Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the New Zealand Guardian Trust Company Limited IN Its Capac; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; Thrift Savings Plan; Thrift Savings Plan; Total International EX U.S. I Master Port of Master Inv Port; Trinity College Cambridge; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utimco SP II LLC; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder F; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Victorian Funds Man C A T F V e M T; Voya Vacs Index Series em Portfolio; West Yorkshire Pension Fund; Willian Cleyson Fritsche; Willians Pereira Dutra; Wilshire Mutual Funds, Inc. - Wilshire International Equity; Xtrackers; e Xtrackers (ie) Public Limited Company.